Exhibit 2.2

Description of Rights of Each Class of Securities
Registered under Section 12 of the Securities Exchange Act of 1934, as Amended (the “Exchange Act”)

Class A ordinary shares, par value $0.005 per share (“Class A Ordinary Shares”), of Hitek Global Inc. (“we,” “our,” “our company,” or “us”) are listed and traded on the Nasdaq Capital Market, and in connection with this listing (but not for trading), our Class A Ordinary Shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of the holders of Class A Ordinary Shares.

Description of Class A Ordinary Shares

The following is a summary of the material provisions of our currently effective Second Amended and Restated Memorandum and Articles of Association, as supplemented by the board resolutions filed with the Cayman Islands Registrar in connection with the 1-for-50 reverse split of our Class A Ordinary Shares that became effective on April 6, 2026, and the Companies Act (As Revised) of the Cayman Islands, insofar as they relate to the material terms of our Class A Ordinary Shares. This summary does not purport to be complete and is qualified in its entirety by reference to our Second Amended and Restated Memorandum and Articles of Association, which is incorporated by reference as Exhibit 1.3 to this annual report, and our Report on Form 6-K furnished to the SEC on April 1, 2026.

Type and Class of Securities

Each Class A Ordinary Share has a par value of $0.005 each. The number of Class A Ordinary Shares that have been issued as of December 31, 2025 is provided on the cover of the annual report on Form 20-F for that fiscal year. Our Class A Ordinary Shares may be held in either certificated or uncertificated form.

Preemptive Rights

Our Class A Ordinary Shares are not subject to any pre-emptive or similar rights under the Cayman Companies Act or pursuant to the Memorandum and Articles of Association.

Limitations or Qualifications

We have a dual-class voting structure such that our ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares (“Class B Ordinary Shares”). In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 15 votes per one Class B Ordinary Share. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. Due to the super voting power of holders of Class B Ordinary Shares, the voting power of the Class A Ordinary Shares may be materially limited.

Rights of Other Types of Securities

Not Applicable.

Rights of Each Class of the Shares

Our authorized share capital is US$316,000, comprised of (i) 60,000,000 Class A Ordinary Shares, par value US$0.005 per share, (ii) 150,000,000 Class B Ordinary Shares, par value US$0.0001 per share, and (iii) 10,000,000 preference shares, par value US$0.0001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights as set forth in our Memorandum and Articles of Association. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to 15 votes per one Class B Ordinary Share. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Voting Rights. On a show of hands, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and 15 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. On a poll, a Class A Ordinary shareholder shall have one vote for each Class A Ordinary Share he holds whereas a Class B Ordinary shareholder shall have 15 votes for each Class B Ordinary Share he holds, unless any share carries special voting rights. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy. At any general meeting a resolution put to the vote of the meeting shall be decided by poll.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the Memorandum and Articles of Association to hold or exercise voting rights on ordinary shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the Memorandum and Articles of Association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Requirements to Change the Rights of Holders of Ordinary Shares

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the Memorandum and Articles of Association, be varied or abrogated with the consent in writing of the holders of three-fourth of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Limitations on the Rights to Own Ordinary Shares

There are no limitations under the laws of the Cayman Islands or under the Memorandum and Articles of Association that limit the right of non-resident or foreign owners to hold or vote ordinary shares.

Provisions Affecting Any Change of Control

Anti-Takeover Provisions. Some provisions of our current Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Ownership Threshold

There are no provisions under the Cayman Companies Act or under the Memorandum and Articles of Association that govern the ownership threshold above which shareholder ownership must be disclosed.

Differences Between the Law of Different Jurisdictions

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances, the Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66.6% in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities

The Cayman Islands has a different body of securities laws as compared to the United States and may provide less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Changes in Capital

Subject to the Cayman Companies Act, we may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

Description of American Depositary Shares

Not applicable.